

Mail Stop 3561

June 22, 2017

Nicholas Galan
Chief Executive Officer
Xplosion, Inc.
468 North Camden Drive
Suite 223
Beverly Hills, CA 90210

Re: Xplosion, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 12, 2017
File No. 333-215568

Dear Mr. Galan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2017 letter.

Notes to Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies, page F-18

1. We note you have recorded inventory of $137,464 as of April 30, 2017. Please revise to disclose your accounting policy for inventory.

Note 3. Loan Receivable, page F-23

2. Please explain to us how you concluded it was appropriate to offset the amount owed to Interactive for purchased inventory with the amounts due from Interactive. Refer to ASC 210-20-45-1.

Results of operation for the Three and Six Months ended April 30, 2017 and 2016, page 46

3. We note from your disclosure on page F-23 that the distribution agreement you have with Interactive restricts the Company's gross profit on wholesale sales to 10%. Further, it appears your direct to consumer e-commerce sales are more profitable than your wholesale sales. To the extent gross margin differs by class of customer, please revise your results of operations discussion to separately discuss and quantify the effect e-commerce sales had on revenue and gross margins.

You may contact Robert Babula, Staff Accountant, at 202-551-3339 or James Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products